

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2012

Via E-mail
Michael J. Ulrich
SandRidge Mississippian Trust II
c/o The Bank of New York Mellon Trust Company, N.A.
919 Congress Avenue, Suite 500
Austin, Texas 78701

Via E-mail
Tom L. Ward
Chairman and Chief Executive Officer
SandRidge Energy, Inc.
123 Robert S. Kerr Avenue
Oklahoma City, Oklahoma 73102

>   **Re: SandRidge Mississippian Trust II**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed March 15, 2012**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed March 28, 2012**
>   **File No. 333-178894**
>
>   **SandRidge Energy, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-3**
>   **Filed March 15, 2012**
>   **Amendment No. 3 to Registration Statement on Form S-3**
>   **Filed March 28, 2012**
>   **File No. 333-178894-01**

Dear Messrs. Ulrich and Ward:

    We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Joint Registration Statement on Form S-1 and Form S-3

Description of the Trust Agreement, page 85

Dispute Resolution, page 90

1.   We note your disclosure that any dispute, controversy or claim that may arise between SandRidge and the trustee relating to the trust will be submitted to binding arbitration. With the amendment you filed on March 15, 2012, you filed the trust agreement for the first time as an exhibit. In that regard, it appears that the related provisions in Article XI of your Amended and Restated Trust Agreement also constrain the unitholders to agree to arbitration relating to those matters.

Please describe to us the impact, if any, that Article XI would have on the ability of trust unitholders to seek remedies outside of the arbitration process. In your response, please be sure to address whether there would be any impact on those persons who purchase trust units in the initial public offering with respect to any disputes or claims relating to the federal securities laws.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Norman von Holtzendorff at (202) 551-3237 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director